June 1, 2017

FILED AS EDGAR CORRESPONDENCE

Ms. Christina Fettig

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Advantage Advisers Xanthus Fund, L.L.C. (File No. 811-09205) (the "Fund")

Dear Ms. Fettig:

We are responding to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") received during the telephone conversation which took place on May 10, 2017, with respect to the annual shareholder report of the Fund on Form N-CSR for the period ended December 31, 2016 that was filed with the Commission on March 8, 2017. For your convenience, the substance of the Staff's comments is summarized below and is followed by the Fund's response.

1.	Comment: Based on a review of the Fund's Schedule of Investments as of December 31, 2016, it appears that the Fund is currently operating as a diversified company. If the Fund has operated as a diversified company for more than three years, please confirm that prior to operating as a non-diversified company the Fund will obtain the approval of members of the Fund ("Members").

Response: The Fund confirms that prior to operating as a non-diversified company, it will seek and obtain approval of its Members.

2.	Comment: In future shareholders reports, please disclose in Note 3 to the Financial Statements relating to Related Party Transactions the frequency with which fees to related persons are paid (i.e., monthly, quarterly, etc.).

Response: The Fund confirms that such information will be included in Note 3 to the Financial Statements in future shareholder reports.

3.	Comment: Item 24(6)(d) of Form N-2 requires that reports to shareholders include a statement that information regarding how a registrant voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available upon request or on the Commission's website. In future shareholder reports, please revise the language contained in the Supplemental Information section of the Financial Statements regarding availability of information on proxies voted by the Fund to match the language required by Item 24(6)(d).

Response: The Fund confirms that the statement regarding the availability of proxy voting information in the Supplemental Information section of the Financial Statements will be revised accordingly in future shareholder reports.

Ms. Christina Fettig June 1, 2017 Page 2 of 2

4.	Comment: Item 4(e)(2) of Form N-CSR requires a registrant to disclose the percentage of services described in (b) through (d) of Item 4 for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, rather than for which pre-approval was obtained. Please revise the Fund's response to this Item accordingly in future filings.

Response: The Fund confirms that pre-approval was waived for 0% of the services described in (b) through (d) of Item 4 of Form N-CSR and it will revise its response to Item 4(e)(2) accordingly in future filings of Form N-CSR.

5.	Comment: In future N-CSR filings, please disclose the date as of which the information in Items 8(a)(1) and 8(a)(3) of the N-CSR regarding the Fund's portfolio manager is being provided, in accordance with the requirements of the Form N-CSR.

Response: The Fund confirms that it will include this information in its future N-CSR filings.

6.	Comment: It appears that disclosure regarding the results of the meeting of Members held on August 2, 2016 was included in the Fund's N-SAR filing, but was not contained in the shareholder report as required by Rule 30e-1 under the Investment Company Act of 1940, as amended.

Response: The Fund will include the information required by Rule 30e-1 regarding the meeting of Members held on August 2, 2016 in its semi-annual report to Members for the period ending June 30, 2017.

7.	Comment: Please correct the mislabeled headings for the last three columns of the Fund's N-PX filing in future filings.

Response: The Fund confirms that this correction will be made in future filings.

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If you have any further questions or comments, please do not hesitate to call me at (212) 756-2192.

Sincerely,

/s/ Karen Spiegel

Karen Spiegel